Exhibit 12.1

IHS Inc.

Consolidated Ratio of Earnings to Fixed Charges

	Nine Months Ended August 31, 2015	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before income taxes	191,123	249,197	154,893	187,713	161,984	172,748
Interest expense (1)	52,573	55,383	44,582	20,573	11,346	2,036
Imputed interest expense on lease commitments	7,100	9,466	9,389	6,390	5,172	5,574

Total earnings (a)	250,796	314,046	208,864	214,676	178,502	180,358

Fixed charges:
Interest expense	52,573	55,383	44,582	20,573	11,346	2,036
Imputed interest expense on lease commitments	7,100	9,466	9,389	6,390	5,172	5,574

Total fixed charges (b)	59,673	64,849	53,971	26,963	16,518	7,610

Ratio of earnings to fixed charges (a/b)	4.20	4.84	3.87	7.96	10.81	23.70

(1)	Interest expense per the financial statements includes the amortization of debt issuance costs.